SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

FORM 8-K

———————

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: 16 October 2002
(Date of earliest event reported)

JOHN DEERE OWNER TRUST 2001
(Issuer of the Notes and the Certificates)

JOHN DEERE RECEIVABLES, INC.
(Originator of the Trust described herein)
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

33-99294
(Commission File Number)

(36-3837230)
(IRS Employer Identification No.)

c/o John Deere Capital Corporation
Suite 600 First Interstate Bank Building
1 East First Street
Reno, Nevada 89501
(Address of principal executive offices and zip code)

(775) 786-5527
(Registrant's telephone number, including area code)

Item 5.   <u>Other Events</u>.

   The statements attached as exhibits hereto are filed in accordance with letters submitted to the Division of Corporation Finance of the Securities and Exchange Commission on behalf of similar Trusts by the Servicer and Depositor of the Trust.

Item 7.   <u>Financial Statements and Exhibits</u>.

   (c)   Exhibits

       99.1   Statement to Certificateholder
       99.2   Statement to Noteholders
       99.3   Servicer's Certificate

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JOHN DEERE OWNER TRUST 2001
JOHN DEERE RECEIVABLES, INC.

      John Deere Capital Corporation
      (Servicer)

By: /s/ James H. Becht
      James H. Becht
      Secretary

Dated: October 16, 2002

EXHIBIT INDEX

<u>Exhibit No</u>.

99.1   Statement to Certificateholder
99.2   Statement to Noteholders
99.3   Servicer's Certificate

John Deere Owner Trust 2001   **Exhibit 99.1**
Statement to Certificateholder

$281,000,000 Class A-1 2.19% Asset Backed Notes due November 15, 2002
$202,000,000 Class A-2 2.56% Asset Backed Notes due February 17, 2004
$315,000,000 Class A-3 3.26% Asset Backed Notes due October 17, 2005
$98,640,000 Class A-4 3.78% Asset Backed Notes due September 15, 2008
$34,935,802 Asset Backed Certificates

Payment Date: 15-Oct-02

(1) Amount of principal being paid or distributed:
    (a) A-1 Notes: $0.00
        per $1,000 original principal amount: $0.00
    (b) A-2 Notes: $22,852,396.23
        per $1,000 original principal amount: $113.13
    (c) A-3 Notes: $0.00
        per $1,000 original principal amount: $0.00
    (d) A-4 Notes: $0.00
        per $1,000 original principal amount: $0.00
    (e) Certificates: $890,353.10
        per $1,000 original principal amount: $25.49
    (f) Total: $23,742,749.33
(2) Amount of interest being paid or distributed:
    (a) A-1 Notes: $0.00
        per $1,000 original principal amount: $0.00
    (b) A-2 Notes: $269,969.86
        per $1,000 original principal amount: $1.34
    (c) A-3 Notes: $855,750.00
        per $1,000 original principal amount: $2.72
    (d) A-4 Notes: $310,716.00
        per $1,000 original principal amount: $3.15
    (e) Certificates: $0.00
        per $1,000 original principal amount: $0.00
    (f) Total: $1,436,435.86
(3) After giving effect to distributions on this Payment Date:
    (a) (i) outstanding principal amount of A-1 Notes: $0.00
       (ii) A-1 Note Pool Factor: 0.0000000
    (b) (i) outstanding principal amount of A-2 Notes: $103,695,974.47
       (ii) A-2 Note Pool Factor: 0.5133464
    (c) (i) outstanding principal amount of A-3 Notes: $315,000,000.00
       (ii) A-3 Note Pool Factor: 1.0000000
    (d) (i) outstanding principal amount of A-4 Notes: $98,640,000.00
       (ii) A-4 Note Pool Factor: 1.0000000
    (e) (i) Certificate Balance $20,155,947.06
       (ii) Certificate Pool Factor: 0.5769424
(4) Note Value at end of related Collection Period: $537,491,921.55
(5) Pool Balance (excluding accrued interest) at the end of the related Collection Period $528,682,990.80
(6) Amount of Servicing Fee: $460,541.03
    per $1,000 original principal amount: 0.4943677
(7) Amount of Administration Fee: $100.00
(8) Aggregate Purchase Amounts for Collection Period: $0.00
(9) Amount in Reserve Account: $16,302,577.00
    Specified Reserve Account Balance: $16,302,577.00
(10) Aggregate amount of Realized Losses for the Collection Period: $150,802.33
(11) Amount of Payments that are more than 60 days past due: $1,995,922.00

$281,000,000 Class A-1 2.19% Asset Backed Notes due November 15, 2002
$202,000,000 Class A-2 2.56% Asset Backed Notes due February 17, 2004
$315,000,000 Class A-3 3.26% Asset Backed Notes due October 17, 2005
$98,640,000 Class A-4 3.78% Asset Backed Notes due September 15, 2008
$34,935,802 Asset Backed Certificates

Payment Date: 15-Oct-02

(1)	Amount of principal being paid on the Notes:	
	(a) A-1 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
	(b) A-2 Notes:	$22,852,396.23
	per $1,000 original principal amount:	$113.13
	(c) A-3 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
	(d) A-4 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
	(e) Total	$22,852,396.23
(2)	Interest on the Notes	
	(a) A-1 Notes:	$0.00
	per $1,000 original principal amount:	$0.00
	(b) A-2 Notes:	$269,969.86
	per $1,000 original principal amount:	$1.34
	(c) A-3 Notes:	$855,750.00
	per $1,000 original principal amount:	$2.72
	(d) A-4 Notes:	$310,716.00
	per $1,000 original principal amount:	$3.15
	(e) Total	$1,436,435.86
(3)	After giving effect to distributions on current Payment Date:	
	(a) (i) outstanding principal amount of A-1 Notes:	$0.00
	(ii) A-1 Note Pool Factor:	0.0000000
	(b) (i) outstanding principal amount of A-2 Notes:	$103,695,974.47
	(ii) A-2 Note Pool Factor:	0.5133464
	(c) (i) outstanding principal amount of A-3 Notes:	$315,000,000.00
	(ii) A-3 Note Pool Factor:	1.0000000
	(d) (i) outstanding principal amount of A-4 Notes:	$98,640,000.00
	(ii) A-4 Note Pool Factor:	1.0000000
	(e) (i) Certificate Balance	$20,155,947.06
	(ii) Certificate Pool Factor:	0.5769424
(4)	Note Value at the end of the related Collection Period	$537,491,921.55
(5)	Pool Balance (excluding accrued interest) at the end of the related Collection Period	$528,682,990.80
(6)	Amount of Servicing Fee:	$460,541.03
	per $1,000 original principal amount:	0.49436775
(7)	Amount of Administration Fee:	$100.00
(8)	Aggregate Purchase Amounts for Collection Period:	$0.00
(9)	Amount in Reserve Account:	$16,302,577.00
	Specified Reserve Account Balance:	$16,302,577.00
(10)	Aggregate amount of Realized Losses for the Collection Period:	$150,802.33
(11)	Amount of Payments that are more than 60 days past due:	$1,995,922.00

John Deere Owner Trust 2001   **Exhibit 99.3**
Servicer's Certificate

$281,000,000 Class A-1 2.19% Asset Backed Notes due November 15, 2002
$202,000,000 Class A-2 2.56% Asset Backed Notes due February 17, 2004
$315,000,000 Class A-3 3.26% Asset Backed Notes due October 17, 2005
$98,640,000 Class A-4 3.78% Asset Backed Notes due September 15, 2008
$34,935,802 Asset Backed Certificates

Payment Date:		15-Oct-02
(1)	Servicing Fee	$460,541.03
	Servicing Fee Shortfall	$0.00
(2)	Administration Fee:	$100.00
	Administration Fee Shortfall	$0.00
(3)	Total Distribution Amount:	$27,105,624.03
(4)	Noteholders' Interest Distributable Amount applicable to A-1 Notes:	$0.00
	Noteholders' Interest Carryover Shortfall applicable to A-1 Notes:	$0.00
(5)	Noteholders' Interest Distributable Amount applicable to A-2 Notes:	$269,969.86
	Noteholders' Interest Carryover Shortfall applicable to A-2 Notes:	$0.00
(6)	Noteholders' Interest Distributable Amount applicable to A-3 Notes:	$855,750.00
	Noteholders' Interest Carryover Shortfall applicable to A-3 Notes:	$0.00
(7)	Noteholders' Interest Distributable Amount applicable to A-4 Notes:	$310,716.00
	Noteholders' Interest Carryover Shortfall applicable to A-4 Notes:	$0.00
(8)	Noteholders' Interest Distributable Amount deposited into Note Distribution Account:	$1,436,435.86
	Noteholders' Interest Carryover Shortfall:	$0.00
(9)	A-1 Noteholders' Monthly Principal Distributable Amount:	FALSE
	% of Principal Distribution Amount applicable to A-1 Noteholders	0.00%
	A-1 Noteholders' Principal Carryover Shortfall:	$0.00
	A-1 Noteholders' Principal Distributable Amount:	$0.00
(10)	A-2 Noteholders' Monthly Principal Distributable Amount:	$22,852,396.23
	% of Principal Distribution Amount applicable to A-2 Noteholders	96.25%
	A-2 Noteholders' Principal Carryover Shortfall:	$0.00
	A-2 Noteholders' Principal Distributable Amount:	$22,852,396.23
(11)	A-3 Noteholders' Monthly Principal Distributable Amount:	$0.00
	% of Principal Distribution Amount applicable to A-3 Noteholders	0.00%
	A-3 Noteholders' Principal Carryover Shortfall:	$0.00
	A-3 Noteholders' Principal Distributable Amount:	$0.00
(12)	A-4 Noteholders' Monthly Principal Distributable Amount:	$0.00
	% of Principal Distribution Amount applicable to A-4 Noteholders	0.00%
	A-4 Noteholders' Principal Carryover Shortfall:	$0.00
	A-4 Noteholders' Principal Distributable Amount:	$0.00
(13)	Noteholders' Principal Distribution Amount deposited into Note Distribution Account:	$22,852,396.23
	Noteholders' Principal Carryover Shortfall:	$0.00
(14)	Noteholders' Distributable Amount:	$24,288,832.09
(15)	Amount to be withdrawn from the Reserve Account and deposited into Note Distribution Account:	$0.00
	Interest Amount included above:	$0.00
	Principal Amount included above:	$0.00
(16)	Deposit to Reserve Account from Collection Account to increase the amount on deposit in the Reserve Account to the Specified Reserve Account Balance	$0.00
(17)	Certificateholders' Interest Distributable Amount:	$0.00
	Certificateholders' Interest Carryover Shortfall:	$0.00
(18)	Certificateholders' Principal Distributable Amount applicable to current period	$890,353.10
	% of Principal Distribution Amount applicable to Certificate holders	3.75%
	Certificateholders' Principal Carryover Shortfall:	$0.00
	Certificateholders' Principal Distributable Amount:	$890,353.10

(19) Certificateholders' Distributable Amount:	$890,353.10
(20) Deposit to Reserve Account (from excess collections):	$1,465,797.81
(21) Specified Reserve Account Balance (after all distributions and adjustments)	16,302,577.00
(22) Reserve Account Balance over the Specified Reserve Account Balance (before any distribution of excess):	$17,768,374.81
(23) Excess Reserve Account Balance Distributable to Seller (5.05(b)(I) or (ii)):	$1,465,797.81
(24) Note Value as of the end of the related Collection Period	$537,491,921.55
(25) Pool Balance (excluding Accrued Interest) as of close of business on the last day of the related Collection Period:	$528,682,990.80
(26) After giving effect to all distributions on such Payment Date:	
Outstanding Principal Balance of A-1 Notes:	$0.00
A-1 Note Pool Factor:	0.0000000
Outstanding Principal Balance of A-2 Notes:	$103,695,974.47
A-2 Note Pool Factor:	0.5133464
Outstanding Principal Balance of A-3 Notes:	$315,000,000.00
A-3 Note Pool Factor:	1.0000000
Outstanding Principal Balance of A-4 Notes:	$98,640,000.00
A-4 Note Pool Factor:	1.0000000
Outstanding Principal Balance of the Certificates:	$20,155,947.06
Certificate Pool Factor:	0.5769424
(27) Aggregate Purchase Amounts for related Collection Period:	$0.00
(28) Reserve Account Balance after giving effect to all distributions:	$16,302,577.00
(29) Specified Reserve Account Balance (after all distributions and adjustments):	$16,302,577.00
(30) Amount of Realized Losses for the related collection period:	$150,802.33
(31) Amount of Payments that are more than 60 days past due:	$1,995,922.00